LIGHTSPEED ANNOUNCES AUTOMATIC CONVERSION OF ALL OUTSTANDING MULTIPLE VOTING SHARES

All of Lightspeed’s outstanding shares are now from a single class

Montreal, QC (December 1, 2020) – Lightspeed POS Inc. (“Lightspeed” or the “Company”) (NYSE and TSX: LSPD) today announced that as a result of the issuance by the Company from treasury of subordinate voting shares in the capital of Lightspeed (“Subordinate Voting Shares”) as partial consideration for the acquisition of Upserve, Inc. (“Upserve”) announced by Lightspeed today, all of the outstanding multiple voting shares in the capital of Lightspeed (“Multiple Voting Shares”) have been automatically converted into Subordinate Voting Shares, on a one-for-one basis as a result of the automatic conversion ownership threshold attached to the Multiple Voting Shares having been crossed, all in accordance with their terms. As a result of the automatic conversion, Lightspeed now has one class of shares issued and outstanding, namely the Subordinate Voting Shares. The Subordinate Voting Shares shall continue to carry one vote per share. Pursuant to the provisions of the Toronto Stock Exchange Company Manual, no further Multiple Voting Shares may be issued by the Company.

All of the converted Multiple Voting Shares were previously held by a company controlled by Lightspeed’s founder and Chief Executive Officer, Dax Dasilva. Immediately prior to giving effect to the issuance of 5,895,365 Subordinate Voting Shares in connection with the Upserve acquisition and the resulting automatic conversion of the Multiple Voting Shares to Subordinate Voting Shares, Mr. Dasilva owned or controlled, directly or indirectly, no Subordinate Voting Shares and 14,429,466 Multiple Voting Shares (representing approximately 12.88% of all of the Company’s issued and outstanding shares and approximately 37.16% of the voting power attached to all of the Company’s issued and outstanding shares). Immediately after giving effect to the issuance of Subordinate Voting Shares in connection with the Upserve acquisition and the resulting automatic conversion of the Multiple Voting Shares, Mr. Dasilva owns or controls, directly or indirectly, 14,429,466 Subordinate Voting Shares and no Multiple Voting Shares (representing approximately 12.24% of all of the Company’s issued and outstanding shares and approximately 12.24% of the voting power attached to all of the Company’s issued and outstanding shares). No consideration was paid or received by the holder of the Multiple Voting Shares in connection with the automatic conversion described in this news release.

Mr. Dasilva will continue to own or control a significant equity interest in the Company. Today’s conversion of all Mr. Dasilva’s Multiple Voting Shares into Subordinate Voting Shares occurred automatically in accordance with their terms as a result of the dilutive effect of the treasury share issuance made by Lightspeed today in connection with its acquisition of Upserve. The automatic conversion is not the result of any investment decision on the part of Mr. Dasilva in respect of his ownership interest in the Company.

About Lightspeed

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments and ultimately grow their business.

Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where communities go to shop and dine. Lightspeed has staff located in Canada, USA, Europe, and Australia.

Forward-Looking Statements

This press release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”).

Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of the Company’s management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed’s Subordinate Voting Shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please visit: www.lightspeedhq.com
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Contacts:

Brandon Nussey
Chief Financial Officer

Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com